EXHIBIT 2

FOR IMMEDIATE RELEASE	26 January 2012

WPP PLC (“WPP”)

Shalmor Avnon Amichay/Y&R acquires majority stake in leading media investment management agency, Union Media, in Israel

WPP announces that its wholly-owned operating company Shalmor Avnon Amichay Advertising Limited, part of Y&R Advertising, the global marketing communications network, has acquired a 75% stake in Union Media Israel Ltd., (“Union”) a leading media investment management agency in Israel.

Founded in 2008, Union is based in Tel Aviv and employs 30 people. Clients include Abbott, Kika, Orange, Strauss Group and Teva.

Union’s unaudited revenues for the year ended 31 December 2011 were 21.7 million NIS, with gross assets at the same date of 55 million NIS.

This investment continues WPP’s strategy of developing its networks in fast growing markets and sectors. WPP companies (including associates) employ 3,500 people in the Middle East generating revenues of nearly US$400 million.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204